SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Capital Gain in line with Share Exchange Agreement between ORIX Corporation and Monex Group Becoming Effective for the Purpose of Merging their Respective Securities Subsidiaries” made public on Monday, January 18, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 18, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

January 18, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Capital Gain in line with Share Exchange Agreement between ORIX Corporation and Monex Group Becoming Effective for the Purpose of

Merging their Respective Securities Subsidiaries

TOKYO, Japan – January 18, 2010 – ORIX Corporation (“ORIX” – Tokyo: TSE: 8591; NYSE: IX; ORIX, hereinafter), a leading integrated financial services group, today announced that the agreement of the merger of securities subsidiaries and capital alliance by way of share exchange between ORIX and Monex Group Inc. (Monex, hereinafter) has become effective. The conclusion of a Share Exchange Agreement between ORIX Securities Corporation (ORIX Securities, hereinafter) and Monex had been previously announced on October 28, 2009, and the share exchange became effective on January 17 as originally planned.

Details on the gain from the exchange of ORIX Securities shares are as follows.

1.	Outline of Capital Gains from Share Exchange

	(1)	Effective Date of Share Exchange	January 17, 2010

	(2)	Method of Share Exchange

Monex acquired all common stock in ORIX Securities owned by ORIX and common stock issued by Monex was allotted to ORIX.

(3)	Share Exchange Ratio

Company	Monex (Share Exchange Parent)	ORIX Securities (Share Exchange Wholly-owned Subsidiary)
Share Exchange Ratio	1	1.550

	*	The resolution of the Share Exchange Agreement was adopted at the respective general meeting of shareholders of ORIX Securities and Monex held on December 26, 2009

	(4)	Capital Gain from the Share Exchange	Approx. 9 billion yen

2.	Outlook

Capital gain as a result of this transaction is projected during the fourth consolidated fiscal quarter (January 1 to March 31, 2010). The impact of this transaction on the consolidated fiscal forecast including the possibility of a revision is currently under review. An announcement will be made promptly if any changes are decided.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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